Filer: Foundation Coal Holdings, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6 under the

Securities Exchange Act of 1934, as amended

Subject Company: Alpha Natural Resources, Inc.

Commission File Number: 001-32423

7/21/09

The following talking points are being used by Alpha Natural Resources, Inc. (Alpha or ANR) in discussions with third parties regarding the pending merger between Alpha and Foundation Coal Holdings, Inc. (Foundation or FCL).

Introductory Remarks

We appreciate the opportunity to speak with you this morning, first to give you our viewpoint on the proposed transaction with Foundation and why it makes a lot of sense for Alpha shareholders, second to address some of the points made in yesterday’s public release by Duquesne (a significant Alpha Shareholder) and finally to answer any questions you might have. Due to the detail provided by Duquesne in their press release and filing it will take a few minutes to address their points so please bear with me.

Any financial analysis of this transaction requires a thorough understanding of the coal markets (both metallurgical and domestic thermal) plus the complex factors which impact the mining cost of a diversified U.S. coal mining company. In our opinion, it is very speculative to make any judgment on a coal transaction based on a snapshot of the markets at any single point in time. For example, if one would have made a judgment based on the market’s prospects in July 2008 vs. July 2009, one would come to a very different conclusion. Alpha is widely recognized as having one of the most knowledgeable marketing teams in the industry for both domestic and international metallurgical and thermal coal. The most important analysis we do on a transaction like Foundation is a discounted cash flow analysis (DCF). Our assumptions in the DCF include our experienced long-term outlook on coal markets and cost projections coupled with sensitivities, both up and down, on price, tonnage and cost. We focus heavily on cash margins and ROI. If we find the DCF calculation to be positive relative to our hurdle rates, we then focus on the metrics more commonly considered by the Street such as multiple of EBITDA, accretion/dilution on a cash flow per share basis and ultimately accretion/dilution to GAAP EPS. Certain metrics seem more meaningful to our industry than other industries such as positive cash flow after interest and capital than maybe other industries and we rely on our decades of observing what is important to shareholder value within our industry. Our objective is to deliver our shareholders with positive fundamental financial performance which, over time, will reward them in share value versus trying to manage the company to maximize short term swings generated by external factors outside our control.

We believe that the Foundation merger answers many of the questions expressed by shareholders and analysts who cover the industry related to the performance of ANR’s share price on a number of financial metrics. Alpha management has been advised repeatedly that our trading valuation/multiple suffers relative to other U.S. coal companies due to our concentration of production in Central Appalachia (and resulting lack of geographic and market diversity), reserve quantity/life and relatively small market cap. The proposed merger with Foundation immediately addresses all of these identified deficiencies. While our current share price does not reflect what we believe to be an appropriate valuation multiple for the combined company, we do believe that the combined company will be well-positioned

Alpha Talking Points

July 21, 2009

to benefit from multiple expansion as pro-forma the company stacks up well vs. the major U.S. diversified players in terms of diversity of operations/markets, a much expanded reserve base/life, and the size and financial flexibility required for long term success. Historically, these diversified coal producers have generally traded between approximately 6-10x forward EBITDA, while pure play Central Appalachian and/or met coal producers have generally traded at a discount, between approximately 5-7x forward EBITDA.

Specific Responses to Issues/Concerns Raised by Duquesne

Now we would like to turn our attention to addressing the issues raised in yesterday’s public disclosure by Duquesne. We certainly respect Duquesne and its interest in maximizing the value of ANR shares and recognize we both have the same objectives. Likewise, we appreciate the significant investment Duquesne has made in ANR both shortly before the transaction was announced and then again more recently following the announcement of the merger and our discussions with them about its merits. We think it most efficient to provide our views on the concerns raised by Duquesne and take questions either as we go through the discussion or at the conclusion. To set the stage, we again point you to the material you have already seen on the transaction including the proxy statement, shareholder presentations and analyst coverage. To reiterate the punch line, we believe that this accretive combination will create the third largest diversified coal company in the US with the second best balance sheet and the required platform to expand both internally and through opportunistic acquisitions.

Point 1: Is the Transaction Still Accretive?

To the first point raised by Duquesne, Alpha management still projects the transaction to be accretive in 2010 on an EPS basis and significantly accretive on a cash flow per share basis. Even with the slight pricing movements since the announcement of the transaction, our projections for 2010 remain consistent with previously reported accretion calculations. Duquesne has pointed to perceived strengthening in the metallurgical coal market since the transaction was announced as a concern that Alpha with its met coal exposure (approximately 40% of production) will dilute its near term earnings momentum by increasing its exposure to the U.S. thermal markets. When thinking about met coal pricing assumptions for 2010, the volatility of the met market cannot be discounted as the industry has seen pricing in the vessel in the last 18 months vary from $90 to $ 300 per tonne (metric tonnes, in the vessel pricing) allowing a forecaster to reach a variety of conclusions (to further illustrate the volatility, in 2004 met coal pricing was as low as $60 per tonne). Wall Street analyst views for 2010 met pricing also vary, recently ranging from $115 to $150 per metric tonne in the vessel. Given our outlook on the market as the U.S.’s largest producer, Alpha’s forecast (and accretion/dilution analysis) for the combination was based upon a strengthening of the met coal market in 2010, and frankly the pricing we used for our met coal tonnage is at the high end of current street estimates.

Based upon our experience with met coal price spikes beginning in 1974, 1976, 1981, etc. we are cautious to predict that there is a fundamental change in international met coal pricing dynamics.

Alpha Talking Points

July 21, 2009

Rather we expect that there will be swings upward that Alpha with its flexibility and blending can take immediate advantage of but we also expect that once the price moves up to a certain level additional production will come on line worldwide or that there will be a backing off of steel demand as we are currently experiencing. Thus, as Alpha demonstrated in 2008, a producer must be flexible to react to met coal price swings but have a fundamental business plan that includes base load steam contracts to have a floor supporting the required capital and overhead required in the industry.

To clarify any confusion about our view on met coal pricing, met coal pricing is often described by the press and analysts based upon Australian contract prices. These prices are for metric tonnes of 2,205 lbs. vs short tons of 2,000 lbs. The Australian prices are “on the vessel prices” whereas Alpha, as a U.S. producer, thinks about FOB mine pricing. To reconcile these two prices, for example, a $140 to $150 price per tonne headline met coal Australian contract price equates to approximately $102 to $111 FOB mine price for Alpha (assuming $25 per short ton for transportation cost).

It is important to remember that approximately 60% of Alpha’s production is thermal or steam coal used to generate electricity and Foundation is predominantly a thermal coal producer. While the electricity generation market is weak given the U.S. economic recession, much of Foundation’s near term production is already contracted at attractive pricing. When discussing the outlook for thermal coal, Duquesne references current NYMEX or OTC pricing for thermal coal which Alpha does not view as reflective of contract pricing. Using that for a long-term forecast at any time is, in our opinion, speculative and not reflective of the qualities and supply/demand metrics of the various regions. We will expand a little later on PRB markets but we have to recognize the enviable position of Foundation to have a significant portion of their 2010 PRB thermal coal priced at attractive rates in excess of the $8.75 mentioned by Duquesne, in fact, Foundation has publicly disclosed contract pricing in the PRB for approximately 85% of their 2010 production at north of $11.00 per ton. In addition Duquesne only references an 8400 Btu product which is the lowest Btu of Foundation products and not reflective of their average product grade/pricing. As we consider this transaction, one of the exciting benefits is the near term cash flow and profitability (and resulting accretion) which Foundation will contribute due to their contracted thermal coal position vs. Alpha’s own thermal coal production which is not contracted to the same extent.

Point 2: Is the U.S. metallurgical coal market poised for outperformance?

China has been the one bright spot worldwide and that gives optimism to a recovery in the met coal market. It is important, however, to recognize that China purchases the bulk of its met coal from Australia and that US suppliers are not currently price competitive with Australian suppliers given ocean freight transportation costs. One should therefore not categorically transpose Australia/China prices to the Atlantic basin. It is also correct that the Australian producers did recognize a $129 per tonne price in settlements in the Asian markets which has been the basis for starting negotiations around the world. Regrettably this price has not held in many metallurgical markets as evidenced by the $113 per tonne price reported in India and the recent approximately $100 per tonne rumored to be the current market

Alpha Talking Points

July 21, 2009

in Brazil. As pointed out by Duquesne there have been rumors that the Chinese activity has generated market talk around the $140-$150 per tonne number. But, we have been unable to substantiate that such a positive move has actually transpired. In addition we remained concerned with the volumes that will be required worldwide. It is correct to say we are on a short-term upward trend. Moving from 45% rate of production of steel capacity to slightly over 50% would be a move in the right direction. However, we believe steel production increases will certainly not be the magnitude that will cause a significant move in pricing like we saw in 2008. To project increases in steel production to 75% of capacity would be a welcome event, but it is on the high end of any informed analysis we have seen for the steel sector in 2010. In fact we can point to other projections that show the steel industry stuck in the 45-55% range for a couple more years. Further, US met coal producers may not necessarily benefit from increased international demand, particularly in the Pacific basin, as new supply is expected to come on line from regions such as Australia over the intermediate term.

Point 3: Does the transaction really dilute Alpha’s position in international thermal coal markets?

U.S. coal companies are not major players in the international thermal coal market due to operating and transportation costs. In fact, in 2008, the US contributed only approximately 5% of internationally traded thermal coal supply. Thus, even though there are some positive signs for significant thermal coal demand out of India and China these are markets not available to US thermal coal. These markets will be an opportunity for Australia and Indonesia coal producers. We do believe that there is a scenario where over time there will be market opportunity for international thermal business for US exporters and that is an opportunity for Alpha that is actually enhanced by the merger. One of the real positives for the combined company is the opportunity to use the low cost northern Appalachia thermal production from Foundation and “blend” that with existing Alpha and/or purchased coals to participate in this export thermal market as it develops. Alpha is generally recognized as the industry leader in the area of blending coal. Blending coal, just like it sounds, is mixing coal of different qualities from different mines to maximize revenue/margin per ton. By not addressing the significance of the Pittsburgh 8 assets of Foundation Duquesne misses a very large part of the value of this transaction. These assets provide some of the highest margins in the Foundation portfolio. Foundation’s northern Appalachian assets (50 years of mining life) coupled with their West Virginia assets which are synergistic to Alpha’s mines currently provide a significant majority of their current EBITDA. In addition not mentioned are the 10 million tons of high quality Kingston met reserves and 70 million tons of Freeport met reserves. These coals along with the blending of the Pittsburgh 8 coals excite us about the met potential that Foundation brings to Alpha’s already number one position.

Point 4: What is the outlook for U.S. thermal coal?

In our opinion, the points made in Duquesne’s press release in their sections “a” through “e” are valid in the current economic situation for almost every business in America today. However, we take a longer term view based not only our four decades of experience in the coal business but our business development group’s view of electricity consumption going forward. The resilience of the US electricity

Alpha Talking Points

July 21, 2009

market is exemplified by the fact that US electricity generation has only decreased during 2 of the last 9 recessions since 1950, and then only modestly. Fundamentally the thermal markets are currently stressed particularly by the high coal inventories and low natural gas price. However the presently low natural gas price is, in our view, only impacting around 30 million tons of coal demand out of a one billion ton domestic thermal market and we believe the rationalization from closure of high cost mines that is forthcoming in the industry will likely bring the steam or thermal market back in to balance in 2010. The addition of Foundation’s low cost Pittsburgh 8 longwall mines and PRB production will enhance the new company’s competitive position as this rationalization of higher cost mines occurs.

Alpha management and our carbon team are studiously monitoring the regulatory and legislative activity surrounding cap and trade legislation and are active participants at both the state and federal level in discussions about proposed legislation. We are intimately familiar with the Waxman-Markey legislation and have continuous dialogue with our Congressman, Rick Boucher, who is a key player in these deliberations. This visit today should not digress to a discussion of the many avenues under consideration in the climate change debate but we would be happy to provide as much information as desired to explain where we see this headed. To summarize, even the EPA and DOE have forecasted expanded coal usage in 2020 and beyond even should the Waxman-Markey bill as passed by the House become law without modification by the Senate.

As to LNG, we also have a team monitoring not only the competitiveness of this product coming in to the US as well as the competition for the product from countries like England and Japan that do not have the domestic energy sources like the US with its extensive coal reserves and the ability to commercialize the gasification of coal. As mentioned, our analysis is that there will be significant modification to the mandated use of renewable sources to not only consider what is available for meeting any standard potentially adopted as well as safety valves to prevent economic disaster by setting unattainable RPS quotas. There is no question that the coal industry has to improve on its public image and perception in the halls of Congress, but recent activity since the House bill has moved to the Senate has demonstrated that both sides of the aisle and the Administration recognize that economic energy provided by coal is integral to the economic recovery. Despite the cancellation or postponement of some coal-fired generation projects, the US is experiencing the largest expansion of coal-fired generation in 25 years, with 48 projects representing over 26 GWs of new generation and 70-90 mm tons of new annual coal demand. As to the points Duquesne made on PRB, we do not want to overwhelm anyone with the pluses and minuses of any coal product but the reference to CO2 mentioned by Duquesne is only one of several chemical characteristics that differentiate coal types particularly by region. Not referenced is the huge advantage PRB coal has in sulfur content. More importantly most of the markets that use PRB coal are limited in access to other coal products and thus CO2 will not be a factor in their selection of energy sources as they are comparable across the basin.

Alpha Talking Points

July 21, 2009

Point 5: Does a merger with Foundation lessen Alpha and its investors’ ability to participate in strong met coal cycles?

It appears one of the main concerns raised by Duquesne is the dilution of the percentage of met coal in our sales portfolio. This issue has been discussed between the ANR management team and Duquesne on several occasions of late and we respectfully have a difference of opinion on the impact this metric will have on shareholder value. With the acquisition of Foundation, Alpha will enhance our metallurgical position as the number one U.S. met coal supplier both in terms of additional Foundation met tons available to sell immediately and, we believe, of more value, the acquisition of certain Foundation met reserves which Alpha can bring into production and other Foundation thermal coal products that Alpha can blend to serve the met coal market when the demand and pricing is right. We believe that Alpha will continue to be recognized as the second most significant publicly traded U.S. met coal play in the market after Walter Energy (which is the only pure met play in the public arena). To illustrate our view that Alpha will retain the upside from being the nation’s largest producer of met coal, when the met coal market begin to improve in the last cycle, several companies located in CAPP that had a minimal amount of their production recognized as met coal benefited from stock price improvement, as well as those of us at the top of the met production list. A prime example is Massey Energy which was rewarded by the market throughout 2008 as a major met producer because their volume was second only to Alpha— but their percentage of sales from met coal was in the twenties compared to Alpha’s in the thirties to low forties.

As mentioned, Walter Energy is the only U.S. pure met play that exists. That company is different from all others in the met business as it is a one product source (low vol) and has a distinct freight advantage to the international market versus almost all other US exporters. While Walter Energy is currently enjoying strong earnings and stock price performance, they have historically seen their valuation fluctuate, and generally have historically traded at a material valuation discount to the major U.S. diversified coal mining companies. Walter Energy currently trades near its 5-year high forward EBITDA multiple, while Alpha’s current multiple represents only approximately 40% of its 5-year high (and Massey Energy only approximately 50% of its 5-year high).

Duquesne asserts further in point D that our met coal business would be “diluted” by production from the PRB which they state would contribute over 50% of the PF Alpha’s total tons. However, it is important to note that the PRB would contribute only approximately 15% of total combined revenue given the difference in coal prices across regions.

Point 6: Should Alpha and its investors be concerned about Foundation’s OPB liabilities and “unionized workforce”?

Duquesne makes a statement regarding unionization that is inaccurate. The facts are that Foundation is approximately 34% unionized and Alpha is 7% unionized by headcount. Foundation is basically unionized in one specific region and in one type of mine. As are most of US longwall producers, FCL is

Alpha Talking Points

July 21, 2009

unionized in their Pennsylvania longwall mines but union-free in their other regions and FCL is only 17% union by production which is a far cry from “all” union. Alpha is unionized in certain of its properties acquired from Pittston Coal and in almost half of its preparation plants. In analyzing the Foundation merger Alpha studied this issue diligently. We recognize that if we want to participate in lower cost longwall mining almost all of these type mines in the US are unionized and thus we have to look at the OPB liabilities carefully. When we analyzed FCL versus other union operations it became apparent that their cost was not subject to increasing liability due to the restriction on new employees entering the plans, but more importantly their OPB liability was one of the lowest amongst the unionized coal mining companies on a per ton basis. We thoroughly reviewed not only the liability but also any risk of expanding liability and whether the FCL operations could fund this obligation internally without putting any burden on the ANR assets. Pro forma for the transaction, Alpha’s aggregate OPB liability would still be meaningfully less than other diversified producers’ liabilities, including CONSOL and Peabody, and Alpha’s debt and legacy liabilities as a ratio of adjusted EBITDA would be lower than the broader industry average. Our analyses concluded that this was a liability that was manageable and opened the door to acquiring the low cost Pittsburgh 8 longwalls that will enhance our blending and marketing opportunities. Moreover, the expenses associated with FCL’s liabilities were reflected in the historical and forecasted financial performance we used to evaluate this transaction. And to be absolutely clear, we are not troubled by working with unions, both Alpha’s and Foundation’s relationship with their unions is excellent.

Point 7: Will the transaction reduce Alpha’s financial flexibility?

Alpha’s balance sheet will remain, for the most part, unchanged in terms of strength and will continue to be among the strongest in the industry. On a combined basis, as of 3/31/09, Alpha’s pro-forma leverage ratio (total debt / LTM EBITDA) is 1.2x (the same that Alpha standalone is today). Alpha will have a cash balance of $400 million and a larger revolver than exists today—therefore liquidity will remain approximately the same—in excess of $1.0 billion. With regard to Foundation’s bond covenants, Alpha management is comfortable with the covenant restrictions and our operations are should not be impeded by the existing covenants The Foundation bond is callable, and the combined company would be expected to have the market access to refinance the bonds should it choose to do so at a later time. Clearly Alpha will be a larger and more diversified company, which will also spread/reduce operating risks. In addition both rating agencies are completing their reviews.

Point 8: Are there meaningful synergies in the combination?

Contrary to Duquesne’s assertion, the synergies realizable in the combination are significant. In fact we believe that even with the conservative synergy estimates we have put forward the net present value of the after-tax synergies (at a 12% discount rate) cover the entire aggregate premium paid of approximately $375 mm. We want to stress again that the addition of Foundation mines enhances our ability to maximize revenue per ton through our coal blending. Further, additional value could be realized through FCL’s significant coal bed methane resource in Northern Appalachia and their Marcellus Shale resource—assets to which we did not ascribe any value in determining our purchase price and view as pure upside.

Alpha Talking Points

July 21, 2009

Point 9: Is the premium excessive?

As pointed out, we believe the synergies identified cover the aggregate premium paid and that, in fact, in our view the premium is not excessive by any means. Our analyses indicate that this is one of the most opportune times for ANR to make this stock for stock acquisition versus any other time in the two companies’ history as public companies. In fact, since both companies became public, only 35% of all trading days represented an exchange ratio that was lower than the proposed fixed exchange ratio of 1.084 (and the 1.084 includes the control premium). The fixed exchange ratio of 1.084 represents an 11.5% discount to the 2-year average exchange ratio, and 30.5% discount to the 3-year average. The implied transaction value/LTM EBITDA multiple is 7.7x, which is in line with the average precedent transaction multiples (7.4x) and significantly below the most recent coal transaction (Arch / Jacobs Ranch) announced in March 2009, which represented a 10.4x multiple. The average premium paid in North American M&A transactions announced over the last 12 months is approximately 45%, which is meaningfully higher than our premium of 35%.

Point 10: Does Alpha have the technical mining expertise necessary to operate the Foundation mines?

We are somewhat taken aback by the assertion that ANR is unfamiliar with FCL mining techniques. Specifically ANR’s management and operations team have significant experience not only with the types of mining conducted by FCL but specifically with these exact operations. Alpha’s COO Randy McMillion was Senior Vice President of Eastern Operations with FCL prior to being hired by Alpha. Kevin Crutchfield, Alpha’s President, was an operating executive with Cyprus Coal the predecessor to Foundation and Mike Quillen was a VP Operations for NERCO Coal at the time they held significant PRB assets. In addition the entire Alpha management team has been exposed to all types of mining including longwall and dragline operations in their extensive backgrounds including multiple exposures operating these type mines in Australia. Even with all that knowledge in ANR, the basic fact that the entire experienced and talented operations team from Foundation is staying with the combined company further demonstrates that this combined management team is recognized in all respects as being one of the best in the industry.

Concluding remarks

In summary we would reiterate this is an excellent transaction for both companies’ shareholders and all of the assumptions we originally thought through still hold. We are excited about this opportunity especially in light of the overwhelming support we have received from our broad shareholder base. We are anxious to move forward and bring value to all constituents from a transaction which has been described to us by certain of our shareholders as the most logical and appealing combination of major coal assets in recent memory.

Alpha Talking Points

July 21, 2009

We respect Duquesne and welcome their continued ownership; however we respectfully disagree with their reasons for opposing this merger. The vast experience of our team is widely recognized and we spend 24/7 on this one industry continually studying and updating our knowledge. This is a good deal for Alpha shareholders and we are very optimistic as we put these two world-class companies together to take advantage of the strengths of both.

At this point we would be happy to address any questions you might have.

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Alpha Talking Points

July 21, 2009

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

Perspectives on

the Foundation Merger

July 2009

Legends

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Legends

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

Introduction

•	On July 20, 2009, one of our shareholders, Duquesne Capital Management, issued a press release stating that it intends to vote against our proposed merger with Foundation

•	We certainly respect the views of Duquesne and its interest in maximizing shareholder value, however we are disappointed with its reaction to the transaction

•

We have nonetheless been encouraged by the overwhelmingly positive reception from our shareholders, as well as the leading four proxy advisory firms, which have also recommended that shareholders vote for the merger

•	The following slides summarize our perspectives on the key analysis and views outlined in Duquesne’s press release

•	We still strongly believe that the Foundation merger is in the best interest of maximizing Alpha shareholder value in both the near-term and long-term

•	Specifically, we believe that:

•	The merger continues to be accretive to 2010 EPS and cash flow per share

•	Alpha shareholders will be well-positioned to realize upside through multiple expansion and the realization of synergies

•	Alpha will continue to have significant exposure to the met coal market as the largest U.S. met coal producer

•	OPEB/pension liabilities and unions associated with Foundation do not pose unique risks to the combined company

•

The combined company will continue to have among the strongest balance sheets and credit profiles in the industry; pro forma leverage and liquidity will be nearly identical to Alpha’s standalone position

•	Expected synergies from the transaction are meaningful; the net present value of the after-tax synergies are expected to offset the aggregate premium paid in the transaction

•	Alpha’s current management, along with the Foundation management that will continue with the company, has significant experience with Foundation’s mining techniques

Point 1: Financial impact to shareholders

Summary of Duquesne’s Perspective

•	The proposed transaction is financially dilutive to Alpha shareholders by $10-$15 per share

•	Actual result will be dilution of 1.5x 2010 EV/EBITDA (closer to 2.0x when including Pension/OPEB liabilities), approximately 25% dilution on 2010 EPS

•	Dilution of Alpha’s asset mix/profile

•	Accretion analysis fails to take into account the pension/OPEB and financial leverage obligations of Foundation

Alpha / Foundation Perspectives

•

Transaction still projected to be accretive to 2010 EPS and cash flow per share; even with slight movements in current markets today, our projections for 2010 remain consistent with previous expectations

•	Significant upside in combined company through multiple expansion and realization of synergies over time

•	Diversified coal producers have historically traded at a premium EV / NTM EBITDA multiple to met producers (diversified: ~6-10x EV / NTM EBITDA, CAPP and met producers: ~5-7x EV / NTM EBITDA)

•	PF Alpha is trading roughly in line with Massey on a EV / 2010 EBITDA basis (based on Wall Street estimates)

•	PF Alpha: 4.9x

•	Massey: 5.3x

•

While Walter is trading at a premium EV / NTM EBTIDA multiple (8.5x), Walter is also trading near its 5-year high, while Alpha and Massey are not. The current EV / NTM EBITDA multiple as a % of the high EV / NTM EBITDA multiple since January 2005:

•	Walter: 89%

•	Massey: 50%

•	Alpha: 41%

•	Walter has historically traded at a material discount (EV / NTM EBITDA) to major diversified US coal producers

Note:	Based on 7/20/09 closing prices.

EV: Enterprise Value.

NTM: Next twelve months.

Historical coal EV / EBITDA multiples

Met Producer EV / NTM EBITDA

	Average
	2005		2006		2007		2008		2009YTD		Current
ANR	6.9	x	5.0	x	6.5	x	7.3	x	3.2	x	5.5	x
WLT	5.4		5.6		5.9		4.9		4.5		8.5
MEE	7.5		6.6		6.5		6.0		3.7		5.4

ANR—WLT—MEE

Diversified Producer EV / NTM EBITDA

	Average
	2005		2006		2007		2008		2009YTD		Current
FCL	6.2	x	6.3	x	7.0	x	6.6	x	3.7	x	5.2	x
CNX	7.7		7.0		8.4		8.4		4.3		5.3
ACI	8.5		9.1		9.6		8.2		5.5		7.7
BTU	9.2		10.4		11.2		9.5		6.4		8.3

—FCL    CNX    ACI—BTU

Source:	FactSet and CapIQ as of 7/20/09.
Note:	EV: Enterprise Value.

NTM: Next twelve months.

Walter EV pro forma for Financing segment spin-off and Homebuilding segment closure.

Point 2: Long term industry fundamentals

Summary of Duquesne’s Perspective

•	Positive trends in international met coal markets

•	Positive trends in international thermal coal markets

Alpha / Foundation Perspectives

•	International met coal markets

•	China purchases the bulk of its imported met coal from Australia. US suppliers are not currently price competitive given transportation costs

•	Still no clarity on 2010 pricing; Wall Street 2010 estimates since June 2009 range from $115 to $150 per metric ton (FOB port)

•

Note: $115-$150 per metric ton (FOB port) converts to $79-$111 per short ton (FOB mine) (e.g., $115.00 per metric ton (FOB port) x 0.9072 conversion ratio = $104.33 per short ton (FOB port), less $25 per short ton for transportation cost to port = $79.33 short ton (FOB mine)

•	Over the last 5 contract years, met coal prices have varied between ~$58 to $300 per metric ton (FOB port)

•	US producers may not necessarily benefit from increased international demand as port/rail constraints in Australia and Canada are expected to improve

•

Reported spot prices of $113 per metric ton (FOB port) in India and ~$100 per metric ton (FOB port) in Brazil are evidence that the $129 per metric ton (FOB port) Australia/China benchmark price is not universal

•	International thermal coal markets

•	Alpha currently sells little thermal coal internationally; prospects are enhanced by addition of Foundation’s NAAP mines

Point 2: Long term industry fundamentals (cont.)

Summary of Duquesne’s Perspective

•	Negative trends in domestic US thermal coal market, especially PRB coal

•	Merger dilutes international met and thermal coal exposure while increasing PRB tons from 0% to 54%

Alpha / Foundation Perspectives

•	Domestic US thermal coal market

•	Has historically been more steady-state growth; tied to the economy

•	US electricity generation has only decreased in 2 of the last 9 recessions (since 1950) and then only modestly

•	US electricity generation is projected to resume its historical growth trend in 2010

•	Despite the cancellation or postponement of some projects, the US is experiencing the largest expansion of coal-fired generation in 25 years

•	48 projects, representing over 26 GWs of new generation and 70–90 million tons of new annual coal demand

•	Over half of this new coal-fired generation is expected to rely on PRB coal

•	Coal continues to account for approximately 1/2 of US electricity generation

•	While fundamentals are currently challenged, Foundation has strong committed positions

•	Foundation’s June 1 guidance indicated 85% committed 2010 PRB tonnage at $11.27/ton, well in excess of Duquesne’s cited $8.75/ton

•	Diversification mitigates risk from tighter regulations on Eastern surface mines

•	Pro forma production from Eastern surface mines drops to 12% of total production from over 40%

•	Alpha remains the largest US met producer; PRB coal makes up only ~15% of 2008 revenue

•	The combined company will be largest met coal supplier in U.S.

•	The combination adds to met production and met reserves

•	Foundation brings to the table key organic met growth projects

•	Foundation’s 70mt Freeport property is high quality high vol met

Merger strengthens Alpha’s position as #1 met supplier in US

Met Coal Sales Tons (2008)

(Tons in millions)

Source: Company filings.

(1)	1.5 mt of metallurgical coal from Foundation included.

Point 3: OPEB/Pension liabilities and employee profile

Summary of Duquesne’s Perspective

•	A merger exposes Alpha to significant OPEB/Pension liabilities and transforms the company’s employee profile

•	Alpha OPEB/pension liabilities ~$60 mm as of 12/31/08

•	Foundation OPEB/pension liabilities ~$650 mm as of 12/31/08

•	Foundation’s personnel are unionized while Alpha’s personnel are not

Alpha / Foundation Perspectives

•	On a per ton basis, Foundation’s OPEB liability is one of the lowest amongst the unionized asset companies (see next slide)

•	PF legacy liabilities (e.g., OPEB/pension liabilities, ARO and workers’ comp / black lung) is approximately $1.1 bn, vs. Peabody ($1.5 bn), CONSOL ($3.7 bn) and Patriot ($1.5 bn)

•	PF total debt and legacy liabilities as a ratio of Adjusted LTM EBITDA (2.6x) is lower than the industry mean (3.5x)

•	Accounting expenses associated with OPEB/pension liabilities are already reflected in EBITDA projections

•	% of miners that are unionized

•	Alpha: 7%

•	Foundation: 34%

•	Pro Forma Alpha: ~20%

•	Walter: 100%(1)

•	Alpha has a long track record of working successfully with unions and does not believe that the addition of unionized operations will be disruptive to the combined company

(1)	Assumes all 1400 hourly employees are miners and all 1400 union employees are miners (based on Walter 2008 10-K).

Pro forma legacy liability positioning in line with peers

Legacy Liabilities

($ in millions)

Legacy Liabilities per Ton Sold (2008) (1)

(Total Debt + LL) / Adj. LTM EBITDA (1)

Source:	Public filings. Balance sheet data as of 3/31/09.
Note:	OPEB: Other post-employment benefits.
(1)	Legacy liability data per 2008 Form 10-K.

Point 4: Financial flexibility

Summary of Duquesne’s Perspective

•	A merger reduces Alpha’s financial flexibility: increases financial debt, assumes Foundation’s OPEB/pension liabilities, and exposes Alpha to restrictive covenants in Foundation’s bonds

•	Alpha has current net cash of ~$245 mm as of 3/31/09

•	Foundation as net debt of $530 mm as of 3/31/09

Alpha / Foundation Perspectives

•	Alpha’s PF leverage ratio (Total Debt/LTM EBITDA) as of 3/31/09 would be approximately 1.2x, the same level as stand alone Alpha

•	Alpha’s PF liquidity position, approximately $1 bn, will remain largely unchanged compared to current levels

•	Management is comfortable with existing covenants of Foundation’s 7.25% bonds. The Foundation bond is callable in August 2009 and with PF Alpha’s credit quality, the bonds could be refinanced

•	Both ratings agencies are reviewing the transaction. S&P has Alpha and Foundation on credit watch with positive implications

•	The PF Alpha is in better position, due to its financial flexibility, to compete for met coal assets

Industry-leading credit profile

($ in millions)

Leverage – Total Debt / LTM EBITDA (1)

Liquidity – Cash & Revolver Capacity (2)

Source:	Company filings. Balance sheet and liquidity data as of 3/31/09.
Note:	Alpha pro forma for acquisition of Foundation. PCX pro forma for equity offering announced 6/16/09.
(1)	Based on Alpha reported EBITDA and Foundation adjusted EBITDA
(2)	Calculated as cash and cash equivalents, plus revolver availability, which is capacity less borrowings and LC usage.
(3)	Potential revolver accordion exercise of up to $200 mm and A/R facility upsize of up to $65 mm.

Point 5: Synergies

Summary of Duquesne’s Perspective

•	Synergies in the proposed transaction are insignificant given the non-contiguous nature of the two companies’ mines

Alpha / Foundation Perspectives

•	Meaningful combined synergies conservatively estimated at $45 million

•	Incremental potential synergy value from Foundation’s mine portfolio in combination with Alpha’s blending and logistics capabilities:

•	Blending is the mixing of coal of different qualities (e.g., ash, BTU value, sulfur) from different mines to optimally meet customer specifications and maximize margin opportunity

•	Optimize and maximize cross-over tonnage between thermal and met coal based on market conditions

•	Blending opportunities between Foundation NAPP coal with existing Alpha and/or purchased coal to participate in the export markets

•	Foundation has 150,000 continuous acres of coal bed methane resources to develop in NAPP, producing 5mcf/day of gas, and have 18,000 acres of Marcellus Shale

•	Alpha did not ascribe any value to these assets in its purchase price

•	Coal bed methane is a natural hedge against threat of additional carbon regulation

Point 6: Premium

Summary of Duquesne’s Perspective

•	Premium is excessive especially given the insignificant synergies and Foundation’s relative disadvantages

Alpha / Foundation Perspectives

•	The NPV of the after-tax synergies offsets the aggregate premium paid of ~$375 mm

•

Transaction value represents a multiple of 7.7x LTM EBITDA, which is in line with the average precedent transaction TV / LTM EBITDA multiple of 7.4x and significantly below the latest coal transaction (Arch / Jacobs Ranch) at 10.4x

•	The average premium paid in North American M&A transactions announced over the last 12 months for transactions > $500 mm equals 46%

•	Favorable timing given relative exchange ratio

•	Only ~35% of all trading days (since Alpha’s IPO in February 2005) represent an exchange ratio lower than 1.084x

•	1.084x represents an 11.5% discount to the 2-year average exchange ratio and a 30.5% discount to the 3-year average

Point 7: Foundation mining techniques

Summary of Duquesne’s Perspective

•	Alpha is primarily a continuous miner with many mines

•	Foundation is primarily a longwall miner in the East coast and a PRB surface miner in the West with relatively few mines

•	Alpha has no experience in either of Foundation’s mining techniques

•	Foundation has had historical difficulties with longwall operations

Alpha / Foundation Perspectives

•	Alpha’s management and operations team have significant experience with this type of mining and these specific actual operations

•	Kevin Crutchfield spent 4.5 years at Cyprus Amax Coal (Foundation predecessor company) in a senior operating role – dragline and longwall experience in US and Australia

•	Mike Quillen spent many years at NERCO, which controlled and managed significant PRB operations; also significant longwall operations experience in Australia

•	Randy McMillion held the Senior VP Eastern Operations position at Foundation prior to joining Alpha and managed many of these Foundation assets

•	Key Foundation management, including Kurt Kost (combined company’s President) and all key operations executives, will be continuing with Alpha

•

Despite operating issues at longwall operations, this type of operating mining methodology is both productive and low-cost; Foundation’s challenges are not unique from those of other longwall producers

Compelling strategic rationale for the merger

•	Increases scale and scope, creating a premier U.S. coal company

•	Diversifies operating risk and balances product mix through national footprint

•	Combines quality reserves, creating fourth-largest reserve base in U.S.

•	Blends operations well-suited to cope with near term markets and benefit from price recovery

•	Ensures strong near-term cash flow supported by favorable committed position

•	Produces substantial annual synergies—conservatively estimated at $45 mm—beginning in 2010

•	Positions company for growth, with strong balance sheet and substantial liquidity

•	Joins two experienced management teams with complementary values and established track records

2. Supplemental Materials

Wall Street equity analyst and third-party met coal price estimates

Since June 2009

(Japan-Australia Japanese Fiscal Year (“JFY”) Contract Prices, US$ per Metric Tonne unless noted otherwise)

		Source Date	Coal Contract Year Ending March				Long- Term
Firm			2009/10	2010/11	2011/12	2012/13
JP Morgan	Broker	07/14/09	$129	$130	n/a	n/a	$100
Morgan Stanley	Broker	07/13/09	129	140	$155	$160	110
Macquarie Research	Broker	07/10/09	129	140	130	n/a	n/a
BAS-ML	Broker	07/10/09	129	115	105	105	112
Undisclosed	Broker	07/08/09	128	140	140	140	120
Credit Suisse	Broker	07/07/09	125	130	135	140	140
Investec	Broker	07/07/09	128	128	140	150	85
RBC Capital Markets	Broker	07/07/09	129	125	135	135	105
Deutsche Bank	Broker	07/06/09	129	129	123	116	110
AME	Consultant	07/01/09	129	132	n/a	n/a	n/a
Canaccord Adams	Broker	06/30/09	128	128	128	120	120
BMO Capital Markets	Broker	06/26/09	129	135	135	130	125
TD Newcrest	Broker	06/22/09	125	150	150	125	90
Wilson HTM	Broker	06/18/09	128	125	130	n/a	n/a
Friedman, Billings, Ramsey	Broker	06/17/09	130	145	160	160	n/a
TEB Investment	Broker	06/08/09	120	126	136	129	123
Stifel Nicolaus	Broker	06/04/09	129	142	157	n/a	n/a

FOB US$/Metric Tonne

High	$130	$150	$160	$160	$140
Average	128	133	137	134	112
Median	129	130	135	133	111
Low	120	115	105	105	85

US$/Short Ton (At Mine) (1)

High	$93	$111	$120	$120	$102
Average	91	96	99	97	76
Median	92	93	97	95	76
Low	84	79	70	70	52

Source:	Broker estimates as of latest available publication. Includes only analysts that have updated estimates since reported JFY 2010 HCC price settlements.
Note:	All projections have been provided or converted to JFY. n/a: Not publicly available. Where premium hard coking and hard coking coal were distinguished, we utilized premium hard coking projections.
(1)	Adjusted from port to mine assuming $25/short ton for (rail transportation, fuel surcharges on rail, dumping and handling fees). Adjusted to short tons from metric tonnes based on 1.102 conversion ratio.

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